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                             August 25, 2020

       Alexander C. Karp
       Chief Executive Officer
       Palantir Technologies Inc.
       1555 Blake Street
       Suite 250
       Denver, CO 80202

                                                        Re: Palantir
Technologies Inc.
                                                            Amendment 2 to
Draft Registration Statement on Form S-1
                                                            Submitted August
10, 2020
                                                            CIK No. 0001321655

       Dear Mr. Karp:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 2 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please revise the third full paragraph on page 2 to provide more context to your statements about the growth of
your revenue overtime. For example, consider disclosing your average revenue per
customer and average revenue for your top twenty customers for
                                                        2018 so that investors
can compare them to the figures you provide for 2019.
   2. We note your response to prior comment 1. We continue to believe that the summary section should be
balanced to include a discussion of the substantial payments to your existing stockholders
related to the redemptions of the Series H preferred stock. Please revise.
 Alexander C. Karp
FirstName  LastNameAlexander  C. Karp
Palantir Technologies Inc.
Comapany
August  25, NamePalantir
            2020         Technologies Inc.
August
Page 2 25, 2020 Page 2
FirstName LastName
Risk Factors
Following our listing, sales of substantial amounts of our Class A common stock in the public markets or the perception...., page 67

3. We note your response to prior comment 18. Disclose if the company intends on sharing a fair value estimate of the class A common stock with the RSU holders who plan to sell shares on Day 1 of trading so that they may plan on how many shares they would have to sell in order to cover their anticipated tax liability. If so, please disclose this fair value determination.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 86

4. We note your responses to prior comments 11 and 12. Please disclose, either here or on page 91, how you determine contribution margin by customer. For example, as noted in your response, please address how you allocate sales and marketing and cost of sales expenses that are not specific to a customer account.
Audited Financial Statements
Consolidated Balance Sheets, page F-3

5. Please present a pro forma balance sheet alongside your most recent historic balance sheet to give effect to the Capital Stock Conversion and all other changes in capitalization that will occur in connection with your direct listing on the NYSE as described on page 77.
General

6. We have reviewed but are unable to agree with your responses to prior comments 29 and
         30 regarding the scope and application of the March 23, 2018 no-action letter for Spotify
         Technology, S.A. However, there may be other ways to ensure compliance with
         Regulation M, depending on the specific facts and circumstances. For example, from our discussion on this matter, we understand that you have represented that the relevant parties (including any persons acting on behalf of such parties) each will endeavor to conduct their activities in a manner that will not violate Regulation M or the other anti-
         manipulation and antifraud provisions, such as sections 9(a) and 10(b), or Rule 10b-5.
        You may contact Joan Collopy at (202) 551-5743 or Elizabeth Sandoe at
(202) 551-5736
in our Division of Trading and Markets if you have questions regarding comments appearing under "General". Please contact Lisa Etheredge, Senior Staff Accountant, at
(202) 551-3424 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten,
Staff Attorney at (202) 551-3774 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.
 Alexander C. Karp
Palantir Technologies Inc.
August 25, 2020
Page 3

                                          Sincerely,
FirstName LastNameAlexander C. Karp
                                          Division of Corporation Finance
Comapany NamePalantir Technologies Inc.
                                          Office of Technology
August 25, 2020 Page 3
cc:       Allison B. Spinner
FirstName LastName